Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal First Quarter of 2011

SHANGHAI, May 9, 2011 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal first quarter ended March 31, 2011.

The results for the fiscal quarter ended March 31, 2011 are as follows:

•

Revenue was $31.0 million, a sequential decrease of 1.9% from $ 31.6 million for the fourth quarter of fiscal year 2010, and an 8.2% increase from $28.6 million for the first quarter of fiscal year 2010.

•	Gross margin was 29.1%, compared to 31.8% for the fourth quarter of fiscal year 2010 and 29.9% for the first quarter of fiscal year 2010.

•

Operating expenses were $6.0 million, compared to $5.9 million for the fourth quarter of fiscal year 2010 and $4.8 million for the first quarter of fiscal year 2010. Operating expenses for the first quarter of fiscal year 2011 included share-based compensation expenses of $319 thousand, as compared to $508 thousand and $263 thousand for the fourth quarter of fiscal year 2010 and for the first quarter of fiscal year 2010, respectively.

•

Operating profit was $3.0 million, or 9.6% of revenue, compared to $4.1 million, or 13% of revenue, for the fourth quarter of fiscal year 2010 and $3.7 million, or 13% of revenue, for the first quarter of fiscal year 2010.

•

Net income was $3.8 million, compared to $3.8 million for the fourth quarter of fiscal year 2010 and $2.7 million for the first quarter of fiscal year 2010. Net income on a non-GAAP basis, or non-GAAP net income, was $3.5 million, compared to $4.5 million for the fourth quarter of fiscal year 2010 and $3.8 million for the first quarter of fiscal year 2010.

“Demand for our power IC products in the first quarter tracked mostly in line with our expectations entering 2011,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “Our linear products performed slightly ahead of expectations while shipments of our AC/DC products were slightly below our expectations. In terms of gross margins, we fell below our target range mainly as a result of higher costs associated with the maintenance of our facility in Shanghai.”

Business Outlook

Revenue for the second quarter of fiscal year 2011 is expected to be in the range of $36 to $38 million, representing growth of approximately 5.6% to 11.5% when compared to the second quarter of 2010 and growth of approximately 16.3% to 22.8% when compared to the first quarter of 2011. Gross margin on a non-GAAP basis is expected to be in the range of 30.0% to 31.0% for the second quarter of fiscal year 2011.

Appointment of New Executive Officers

BCD Semiconductor appointed two new executive officers effective April 29, 2011.

Mr. Ji Wei Sun, one of BCD Semiconductor’s founders, was appointed President of BCD Semiconductor. Mr. Sun served as BCD Semiconductor’s President of China Operations from July 2003 to October 2010. He also served as a member of BCD Semiconductor’s board of directors from October 2000 to February 2001 and again from July 2004 to October 2006. Mr. Sun has over 45 years of experience in the semiconductor industry. Prior to joining BCD Semiconductor, Mr. Sun was the President of JSC KORONA Semiconductor in Moscow, Russia from 1996 to 2000. Mr. Sun received a B.S. in physics from the University of Science and Technology of China in Beijing, China.

Mr. Ernest Lin was appointed BCD Semiconductor’s Senior Vice President of Worldwide Sales. From 1997 until he joined BCD Semiconductor, Mr. Lin served in senior management and sales positions with various semiconductor companies in Silicon Valley, California, including Vice President and General Manager, Asia Operations of iKoa Corporation, Corporate Vice President of Worldwide Sales of VeriSilicon, Inc., Senior Vice President of Worldwide Sales of Genesis Microchip Inc., Vice President of Worldwide Sales of NeoMagic Corporation and Executive Vice President of Business Operations of LinkUp System Corporation. From January 1985 to May 1997, Mr. Lin also held various engineering, sales and management positions with Cirrus Logic. Mr. Lin received a B.S. in Electrical Engineering from the National Taiwan University, a Master’s Degree in Computer Science from the University of Utah and a Master’s Degree in Business Administration from Santa Clara University.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins on a non-GAAP basis and other statements under the section titled “Business Outlook.” Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form F-1 filed on January 27, 2011, as amended and supplemented, and other filings with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal first quarter ended March 31, 2011 and our outlook for the second quarter of 2011 and other business matters today, May 9th, 2011 at 2:00 pm PT / 5:00 pm ET. To participate in the live call, analysts and investors should dial 866-242-1388 (or +61 2 8823 6760 if dialing from outside the U.S.A.). The conference ID number is 55713466. A live webcast of the call will also be available in the “Event Calendar” section of the company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335(or +61 2 8235 5000 if dialing from outside the U.S.A.) The conference ID number is 55713466.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP net income. These supplemental measures exclude share-based compensation expenses that are non-cash charges and gain or loss on warrant valuation. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

Contact:

Tom Krause

Investor Relations

IR@bcdsemi.com

The following consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	March 31, 2010	December 31, 2010	March 31, 2011
ASSETS
CURRENT ASSETS
Cash	$29,539	$44,717	$81,751
Restricted cash	6,289	6,355	5,487
Account receivable, net	15,527	14,745	17,295
Inventories	17,515	24,188	27,293
Excess value-added tax paid	736	2,606	1,701
Deferred offering expenses	—	1,957	—
Prepaid expenses and other current assets	3,227	4,182	4,421

Total current assets	72,833	98,750	137,948

PROPERTY, PLANT AND EQUIPMENT, NET	21,489	31,512	33,882
LAND USE RIGHT, NET	2,956	2,997	3,011
INVESTMENT IN EQUITY SECURITIES	1,540	1,587	1,603
OTHER ASSETS	2,145	2,176	2,353

TOTAL	$100,963	$137,022	$178,797

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$4,917	$12,040	$6,101
Account payable	17,233	18,360	18,514
Note payable	11,749	15,930	13,803
Accrued expenses	3,492	6,635	4,022
Payable for purchase of property, plant and equipment	1,359	763	1,370
Withholding tax liability	1,849	1,790	1,992
Warrant Liability	2,816	1,398	—
Other current liabilities	1,822	2,497	2,645

Total current liabilities	45,237	59,413	48,447

OTHER LIABILITIES
Deferred rent-noncurrent	131	108	127
Performance obligation	3,017	3,109	3,751
Obligation under capital lease-noncurrent	308	270	255
Deferred grant-noncurrent	—	—	172

Total other liabilities	3,456	3,487	4,305

Total liabilities	48,693	62,900	52,752

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569	90,569	—

SHAREHOLDERS’ EQUITY(CAPITAL DEFICIENCY)
Ordinary shares	17	17	111
Additional paid-in capital	11,485	13,083	159,930
Accumulated other comprehensive income	5,775	8,259	9,118
Accumulated deficit	(55,576)	(37,806)	(43,114)

Total shareholders’ equity(Capital deficiency)	(38,299)	(16,447)	126,045

TOTAL	$100,963	$137,022	$178,797

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except percentages)

(Unaudited)

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
NET REVENUE
IC products	$26,665	$29,149	$28,446
Foundry services	1,952	2,412	2,507

Total net revenue	28,617	31,561	30,953

COST OF REVENUE
IC products	19,126	20,350	20,648
Foundry services	921	1,171	1,285

Total cost of revenue	20,047	21,521	21,933

GROSS PROFIT	8,570	10,040	9,020
	29.9%	31.8%	29.1%

OPERATING EXPENSES
Research and development	1,804	1,938	1,982
Selling and marketing	1,478	1,974	2,031
General and adminstrative	1,555	2,014	2,035

Total operating expenses	4,837	5,926	6,048

INCOME FROM OPERATIONS	3,733	4,114	2,972
	13.0%	13.0%	9.6%
OTHER INCOME (EXPENSE)
Interest income and expenses	(19)	(56)	86
Other-net	(865)	56	1,014

Other income (expenses), net	(884)	—	1,100

INCOME BEFORE INCOME TAX EXPENSE	2,849	4,114	4,072
INCOME TAX EXPENSE	181	339	247

NET INCOME	$2,668	$3,775	$3,825

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars)

(Unaudited)

GAAP to Non-GAAP Net Income

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
GAAP net income	$2,668	$3,775	$3,825

Share-based compensation:
Cost of goods sold	21	46	49
Research and development	42	46	52
Selling, general and administrative	221	462	267

Total share-based compensation	284	554	368

Gain or loss on valuation of warrant liability	805	138	(745)

Non-GAAP net income	$3,757	$4,467	$3,448

EPS fully diluted, GAAP	n.a.	n.a.	($0.40)

EPS fully diluted, Non GAAP	n.a.	n.a.	$0.19

The primary difference between the GAAP loss per share of $(0.40) and the non-GAAP earnings per share of $0.19 is that under GAAP, the 5 million ordinary shares at a fair value of $9.1 million issued to the Series C preference shareholders upon the IPO completion were accounted for as a deemed dividend thereby reducing the earnings available to ordinary shareholders, whereas no dividend was reflected in the calculation of non-GAAP earnings per share.